

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-6-03




03016605

March 6, 2003

Robert J. Reger, Jr.
Thelen Reid & Priest LLP
875 Third Avenue
New York, NY 10022-6225

| Act | 1934 |
|---|---|
| Section | |
| Rule | 14A-8 |
| Public Availability | 3-6-2003 |

Re: ALLETE, Inc.
Incoming letter dated January 6, 2003

Dear Mr. Reger:

This is in response to your letters dated January 6, 2003 and February 28, 2003 concerning the shareholder proposal submitted to ALLETE by Alan C. Bushnell. We also have received letters on the proponent's behalf dated January 14, 2003 and March 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Alan C. Bushnell
460 Bayberry Drive
Chapel Hill, NC 27515

**Thelen Reid & Priest LLP**
*Attorneys At Law*

875 Third Avenue
New York, NY 10022-6225
Tel. 212.603.2000
Fax 212.603.2001
www.thelenreid.com

Robert J. Reger, Jr.
212.603.2204 Direct Dial
212.829.2044 Direct Fax
rreger@thelenreid.com

January 6, 2003

**BY HAND DELIVERY**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: **Shareholder Proposal of Alan C. Bushnell**

Ladies and Gentlemen:

We are writing on behalf of our client, ALLETE, Inc. (the "Company" or "ALLETE") with regard to a shareholder proposal (the "Proposal") submitted by Alan C. Bushnell (the "Proponent") for inclusion in the proxy materials for the Company's 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting"). The Proposal is attached hereto as Exhibit A.

The Company believes the Proposal may be properly omitted from its proxy statement and proxy for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it pertains to matters of ordinary business operations. In addition, in the event that the Staff does not agree that the Proposal may be omitted under Rule 14a-8(i)(7), the Company believes that the Proposal and portions of the supporting statement (the "Supporting Statement") can be omitted pursuant to Rule 14a-8(i)(3) under the Exchange Act on the grounds that the Proposal and portions of the Supporting Statement are contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements. In accordance with Rule 14a-8 under the Exchange Act, we are writing to request confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend any enforcement action if the Proposal or portions of the Proposal and Supporting Statement are omitted.

**The Proposal**

The Proposal states:

"RESOLVED, it is hereby recommended that the Board of Directors of the Company distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable."

**A. The Proposal Pertains To Matters Of Ordinary Business Operations**

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal from its proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." This rule was adopted by the Securities and Exchange Commission ("Commission") in order "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." Release No. 34-19135 (October 14, 1982) n.47. The rule functions to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976).

The Proposal, if adopted, would require the Company to distribute ownership "through a spin-off transaction" of the Automotive Services segment of the Company as soon as practicable. The Company is a Minnesota corporation. Section 302A.201 of the Minnesota Business Corporation Act ("MBCA") provides that "[t]he business and affairs of a corporation shall be managed by or under the direction of a board, subject to the provisions of subdivision 2 and section 302A.457." Subdivision 2 of Section 302A.201 provides that shareholders may, by unanimous affirmative vote, take any action that the board is required or permitted by the MBCA to take. Subdivision 2 is not realistically applicable to the Company since its shares of common stock are publicly traded on the New York Stock Exchange and the Company had 85,455,472 shares of common stock outstanding as of October 31, 2002. Section 302A.457, which provides for shareholder control agreements, is not relevant since no such agreements exist.

Furthermore, pursuant to Sections 302A.613 and 302A.661 of the MBCA, a corporation is required to obtain shareholder approval for extraordinary transactions such as in order to merge with another corporation or to "sell, lease, transfer, or otherwise dispose of all or substantially all of its property and assets, including its good will." The board, in accord with its authority to manage the business and affairs of the Company, retains the power to engage in acquisitions, divestments and other strategic alternatives that are not extraordinary transactions that require shareholder approval. A spin-off of the Company's Automotive Services division, while a significant part of the Company, would not require shareholder approval because it would not be a disposition of "substantially all" of the property and assets of the Company. Although the MBCA does not define "substantially all" and there is no case law construing this term under the MBCA, a court interpreting this term would likely be guided by case law interpreting comparable language of other state statutes. 20 Minnesota Practice Business Law Deskbook §29.13.02 (2002-2003 ed.). For example, in Gimbel v. Signal Cos., 316 A.2d 599, 606 (Del. Ch. 1974) states that "[i]f the sale is of assets quantitatively vital to the operation of the corporation and is out of the ordinary and substantially affects the existence and purpose of the corporation, then it is beyond the power of the Board of Directors." The spin-off of the Automotive Services segment would not be "vital to the operation" of the Company nor would it "substantially affect[] the existence and purpose of the corporation." The Supporting Statement acknowledges this fact: "[w]e believe that Minnesota Power would also benefit from a separation. ... It would also be able to maintain a business plan, capital structure and dividend policy comparable to its utility peers under which its separate performance could be properly assessed by utility investors."

The Proposal recommends that the Board of Directors distribute ownership of the Company's Automotive Services segment to the Company's shareholders through a spin-off transaction. Since a "spin-off transaction" is traditionally accomplished by means of a stock dividend and decisions as to the authorization of dividends is a decision left to the board of directors under the MBCA, this is not a matter properly undertaken at the direction of shareholders. Decisions regarding the deployment of the Company's assets, including its dividend policy, are powers vested in and retained by the Company's board of directors.

When Rule 14a-8(i)(7) was published by the Commission for comment, the Commission explained that its purpose was to "relieve management of the necessity of including in its proxy material security holder proposals which relate to matters falling within the province of management." Release No. 34-4950 (October 9, 1953). We believe that the Company has demonstrated that the Proposal concerns a matter relating to the conduct of the Company's ordinary business operations and so may be omitted from the proxy materials pursuant to Rule 14a-8(i)(7).

The Staff has concluded in certain no action letters that decisions regarding the acquisition and disposition of corporate assets are matters within the conduct of ordinary business operations. See, e.g., NAACO Industries, Inc. (March 29, 2000) (proposal to hire investment banker to explore alternatives to enhance value of the company, including possible sale, merger or other transaction for any or all of the assets of the company); The Reader's Digest Association, Inc. (August 18, 1998) (proposal to hire investment banker to evaluate the options for reorganization or divestment of a company's assets and to subsequently report on such evaluation); and Pinnacle West Capital Corporation (March 28, 1990) (proposal to separate the banking, real estate and other assets not related to electric power production segment of business).

We are aware of the Staff's position and related no action letters where the Staff has found that the object of a proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of a company's ordinary business. However, the Proposal is sufficiently different from those proposals. In Guest Supply, Inc. (October 21, 1998), the proposal requested that company divide itself into two publicly held corporations by spinning off or otherwise initiating a public offering of a particular division as soon as possible. The company requested that the proposal be excluded pursuant to Rule 14a-8(i)(1) because it "mandate[d] action by the [c]ompany's board that is entrusted to the board's business judgment" since the proposal was "set forth in mandatory, rather than precatory, terms." In Student Loan Corporation (March 18, 1999), the proposal requested that the board explore alternatives to enhance shareholder value including a sale, merger or premium tender offer share repurchase. The company requested that the proposal be excluded because "read together with the supporting statement, the proposal appears to focus on the relationship between the stockholders' equity of the [c]ompany and its total assets." In Temple Inland Inc. (February 24, 1998), the company focused extensively on the Staff's prior no action letters but did not focus on the corporate law of the registrant's state of incorporation regarding the distinction between ordinary and extraordinary transactions.

In summary, the Proposal and the Supporting Statement do not relate to an extraordinary transaction (i.e., a transaction which would entitle the shareholders to vote under the MBCA). The Proposal and the Supporting Statement infringe upon the board's statutory authority to manage the business and affairs of the Company under Minnesota law. Therefore, the Company respectfully requests confirmation that the Division will not recommend any enforcement action if the Proposal and the Supporting Statement are omitted from the Company's proxy materials for the 2003 Annual Meeting.

**B. The Proposal and Supporting Statement Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9, Which Prohibits False Or Misleading Statements In Proxy Materials**

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal from its proxy materials if "the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Proposal and the Supporting Statement are in violation of the Commissions proxy rules, including Rule 14a-9, in the following respects:

1. The Proposal and the third sentence of the fourth paragraph.

The Proposal itself calls for the Company to "distribute ownership" of ADESA to the Company's shareholders through a "spin-off transaction." It is unclear exactly what is contemplated by the Supporting Statement. The Proponent could intend that the Company declare a stock dividend and issue shares of the Automotive Services segment to the Company's existing shareholders. However, there are other ways in which a "spin-off transaction" could be structured. For example, the third sentence of the fourth paragraph states that "[i]n this regard, we believe that an IPO of ADESA prior to a spin-off should be considered as a means of (i) establishing a public market value for ADESA, (ii) developing dedicated research analyst coverage for its automotive business and (iii) obtaining additional equity to finance ADESA's growth." It is unclear whether the Proponent is recommending that the Company distribute shares of its Automotive Services segment as soon as possible or whether it is encouraging the Company to engage in a common stock offering at the Automotive Services segment and then make a distribution.

Whatever was intended by the Proponent, the Proposal is so vague, indefinite and ambiguous that it is difficult to determine what the Proposal advocates as a corporate action to be taken upon adoption of the Proposal. It appears that the inclusion of the Proposal as currently written could confuse many shareholders who would be unable to determine what outcome they are casting a vote for should the Proposal be adopted. Just such confusion on the part of shareholders is what the Exchange Act's proxy rules are aimed at eliminating. The Staff has consistently recognized that a shareholder proposal may be omitted if it so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly the action or measures the registrant would be required to take. For this reason the Company believes that the Proposal may be properly excluded from the Company's 2003 proxy materials and respectfully requests confirmation from the Staff that they will not recommend enforcement action if the Company does omit the Proposal. In the event that the Staff does not agree that the Proposal can be omitted, the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the third sentence of the fourth paragraph of the Supporting Statement is omitted.

2. The first paragraph of the Supporting Statement.

Pursuant to Rule 14a-8(l), the Company is permitted to omit the name, address and number of voting securities owned by the Proponent if the Company agrees to provide this information to shareholders upon written or oral request. While the Company has not yet made a decision as to whether or not to include this information with respect to the Proponent, the Company intends to omit the information set forth in the first paragraph of the Supporting Statement with respect to Lafer Equity Investors, L.P. ("Lafer"). The Company believes it is proper to exclude this information because a reference to the support of other shareholders for the Proposal is misleading because it is not relevant to the merits of the Proposal. Furthermore the Company believes that the reference to Lafer in the statement is misleading because the Proponent has not provided the Company with any evidence that Lafer does support the Proposal or that Lafer owns the number of shares of the Company's common stock set forth in the Statement.

In the event that the Staff does not agree that it is proper to omit the information regarding Lafer from the Proposal for the reasons stated above, the Company requests confirmation from the Staff that it is proper for the Company to omit the information regarding Lafer pursuant to Rule 14a-8(l) if the Company agrees to provide such information upon written request of a shareholder.

3. The first sentence of the second paragraph of the Supporting Statement.

The first sentence of the second paragraph of the Supporting Statement reads: "Allete is a company with two principal operating businesses—automotive services ("ADESA") and a regulated utility ("Minnesota Power")—that no longer have operating or strategic reasons for being under the same corporate umbrella." This statement is not supported by any factual analysis or research. A factual assertion that there is no strategic reason for the structure of the Company is an assumption about the planning and long-term goals of the Company's board with no attempt to ascertain whether such operating or strategic reasons exist.

Furthermore this statement is misleading because it implies that the Automotive Services segment of the Company consists only of ADESA Corporation. While ADESA Corporation is an important component of the Company's Automotive Services segment, the segment also includes several other companies which provide different services in the vehicle redistribution business including Automotive Finance Corporation, ADESA Impact, and ComSearch, Inc., among other companies. To only refer to ADESA Corporation is misleading because it is unclear whether the Proponent intends for the Company to engage in a "spin-off transaction" only with respect to ADESA Corporation or with respect to the entire Automotive Services segment.

Therefore the Company respectfully requests conformation that the Staff will not recommend enforcement action if the Company omits the first sentence of the second paragraph of the Supporting Statement.

4. The first sentence in the third paragraph.

The first sentence in the third paragraph states "the sum of implied values of the ADESA and Minnesota Power businesses exceeds Allete's current stock market valuation by at least 50%." This statement constitutes a valuation estimate in violation of Rule 14a-9 because the Proponent provides no support or basis for the valuation. The Proponent provides no basis for the valuation, no method by which the valuation was calculated, no recital of assumptions inherent in the estimation, and no limitations or qualifications of the valuation. This statement appears calculated to arouse interest and anticipation on the part of shareholders without providing support for the assertions made. Many shareholders might assume that this valuation is based on analytical research and data, when the Proponent has not offered that such research has been done or exists. Note (a) to Rule 14a-9 states that predictions as to specific future market values may be misleading. The Staff has consistently taken the position that valuation information in proxy materials are only appropriate "when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Release No. 34-16833 (May 23, 1980). The Company may omit this portion of the Proposal based in the Division's guidance.

5. The fourth paragraph of the Supporting Statement.

The fourth paragraph states that ADESA would be able to sell shares in an initial public offering to finance its growth and use its separately traded shares as an attractive currency to make acquisitions. As the Proponent must be well aware, due to the current recession and its impact on the capital markets investors generally have not greeted initial public offerings positively. As of September 30, 2002, there had been only 61 public offerings launched since January 1, 2002 as compared to 101, 451 and 545 for 2001, 2000 and 1999, respectively[1]. Again, this conclusory statement appears calculated to pique shareholder interest but is not supported by even a careful analysis of the current condition of capital markets.

**Conclusion**

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If you have any questions or require additional information, please call me.

We have enclosed five additional copies of this letter and six copies of the attachments pursuant to Rule 14a-8(j)(2) under the Exchange Act. Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter.

[1] Total Initial Public Offerings on NASDAQ, NYSE and Amex, http://www.marketdata.nasdaq.com/asp/Sec3IPO.asp.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If you have any questions or require additional information, please call me.

We have enclosed five additional copies of this letter and six copies of the attachments pursuant to Rule 14a-8(j)(2) under the Exchange Act. Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from its proxy materials.

Very truly yours,



Robert J. Reger, Jr.

Attachments

cc: Philip R. Halverson, Esq.

NY #508857 v4

EXHIBIT A

**ALAN C. BUSHNELL**
**460 Bayberry Drive**
**Chapel Hill, North Carolina 27515**
**(919) 932-3037**

November 14, 2002

**By Overnight Mail**

Allete, Inc.
30 West Superior Street
Duluth, Minnesota 55802
Attention: Philip R. Halverson, Esq.
Secretary

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, Alan C. Bushnell (the "Proponent") hereby notifies Allete, Inc. (the "Company") of the Proponent's intention to present the proposal set forth on Exhibit A to this letter (the "Proposal") for action at the forthcoming Annual Meeting of Stockholders to be held in 2003 (the "2003 Annual Meeting"). The Proponent requests that the Company include the Proposal and the statement in support of the Proposal set forth on Exhibit B (the "Supporting Statement") in its proxy statement and identify the Proposal in its form of proxy and provide a means by which securityholders can make the specifications required by Rule 14a-4(b)(1).

As required under Rule 14a-8, the Proponent hereby states he is the beneficial owner of at least $2,000 in market value of the Company's common stock, has continuously held such securities for at least one year as of the date hereof, and intends to continue ownership of such securities at least through the date of the 2003 Annual Meeting. Documentary support for a claim of beneficial ownership is set forth on Exhibit C to this letter.

Please contact the undersigned prior to the printing of the proxy statement so we may update, if necessary, information in the Supporting Statement.

Kindly acknowledge receipt of this letter and enclosures by returning the enclosed copy in the envelope provided. Please telephone me if you have any questions.

Very truly yours,



Alan C. Bushnell

EXHIBIT A

## PROPOSAL

"RESOLVED, it is hereby recommended that the Board of Directors of the Company distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable."

EXHIBIT B

## SUPPORTING STATEMENT

This proposal has been submitted by Alan C. Bushnell on behalf of himself, as the owner of 242 Allete shares, and on behalf of Lafer Equity Investors, L.P., a private investment partnership which has agreed to vote for and otherwise support his proposal and which, together with its affiliates, owns 1,426,100 Allete shares.

Allete is a company with two principal operating businesses -- automotive services ("ADESA") and a regulated utility ("Minnesota Power") – that no longer have operating or strategic reasons for being under the same corporate umbrella. Allete, in our view, receives a discounted stock market value because it cannot be readily evaluated against industry peers. Moreover, we believe investors in growth companies (similar to ADESA) and investors in utility companies tend to avoid multi-industry business models. The most important consequence, in our view, is that Allete has not been rewarded with a share price that reflects the growth attributes of ADESA, which currently accounts for a majority of Allete's revenues, earnings and net income.

We believe that the sum of the implied values of the ADESA and Minnesota Power businesses exceeds Allete's current stock market valuation by at least 50%. This is principally because ADESA, as a result of its growth attributes, should receive a higher price/earnings multiple than a regulated utility. If ADESA and Minnesota Power were separated, analytical coverage for each company would be based on its industry peer group.

In addition to stock market valuation, we believe the separation of ADESA from Minnesota Power would create the proper platform for ADESA's future growth. ADESA would be able to (a) incentivize and reward its management based on its separate performance, (b) reinvest cash generated from its operations in new wholesale and salvage auction sites, (c) sell shares in an initial public offering to finance its growth and (d) use its separately traded shares as an attractive currency to make acquisitions. In this regard, we believe that an IPO of ADESA prior to a spin-off should be considered as a means of (i) establishing a public market value for ADESA, (ii) developing dedicated research analyst coverage for its automotive business and (iii) obtaining additional equity to finance ADESA's growth.

We believe Minnesota Power would also benefit from a separation. It, too, would be able to compensate management in view of its performance relative to its peer group. It would also be able to maintain a business plan, capital structure and dividend policy comparable to its utility peers under which its separate performance could be properly assessed by utility investors.

The separation of ADESA and Minnesota Power represents, in our view, a compelling opportunity to maximize shareholder value which should be implemented as soon as practicable.

WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE · NEW YORK, NY 10153-0119
(212) 310-8000
FAX: (212) 310-8007

DALLAS
HOUSTON
MENLO PARK
(SILICON VALLEY)
MIAMI
WASHINGTON, D.C.

BRUSSELS
BUDAPEST
FRANKFURT
LONDON
PRAGUE
WARSAW

DAVID E. ZELTNER
DIRECT LINE (212) 310-8220
E-MAIL: david.zeltner@weil.com

January 14, 2003



**BY HAND**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal of Alan C. Bushnell for ALLETE, Inc.**

Ladies and Gentlemen:

As counsel for Alan C. Bushnell (the "Proponent") and Lafer Equity Investors, L.P. and its affiliates ("Lafer"), we are writing in response to the letter from Roger J. Reger, Jr. of Thelen Reid & Priest LLP ("Thelen"), counsel to ALLETE, Inc. (the "Company"), to the Commission dated January 6, 2003 (the "Thelen Letter") seeking to exclude a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Proponent to the Company pursuant to Rule 14a-8 for inclusion in the Company's proxy statement and proxy for the Company's 2003 annual meeting of shareholders. We are enclosing herewith (i) a copy of the Thelen Letter on which we have numbered Thelen's comments and (ii) a copy of the Proposal and Supporting Statement.

Pursuant to Rule 14a-8j, we hereby enclose five additional copies of this letter, the Thelen Letter and the Proposal and Supporting Statement. By copy of this letter, we are simultaneously informing the Company of our response.

**A. Whether the Proposal Pertains to Matters of Ordinary Business Operations**

A.1. At the outset, Thelen asserts that the Proposal deals with a matter relating to the conduct of the Company's ordinary business. In fact, however, the

Proposal, which is precatory in nature, recommends that the Board of Directors of the Company "distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable." A transaction that would lead to the separation of the Company's principal business units is, by its very nature, extraordinary, especially because, as indicated in the Supporting Statement (which Thelen does not dispute) and in its Company's Annual Report on From 10-K for the fiscal year ended December 31, 2001 (the "2001 10-K"), the Automotive Services segment currently accounts for a majority of the Company's revenues, earnings and net income. We do not believe that a spin-off of such a substantial portion of the Company's business can be fairly categorized as ordinary.

Indeed, the staff has taken the position that a proposal that would lead to the separation of a company's businesses "relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of the company's ordinary business." Stone & Webster, Incorporated (February 22, 1996) (proposal to take the necessary steps to sell, distribute or spin-off the company's non-core businesses and real estate); RJR Nabisco Holdings Corp. (December 15, 1995) (proposal that the company take the necessary steps to accomplish the separation of the company's non-tobacco business form all of its tobacco businesses no later than January 1, 1997).

A.2. Thelen appears to argue that the recommended spin-off is "ordinary" because a spin-off may not require shareholder approval under Minnesota state law. First, we do not believe that whether or not shareholder approval is required is the test to determine whether or not a transaction is "ordinary". Based on its contributions to the Company's revenues, earnings and net income, it is apparent that a major change in the business and operations of the Company would result from a spin-off of the Company's Automotive Services segment. In addition, the authority cited by Thelen regarding whether shareholder approval is required under the Minnesota statute requiring such approval for the "sale of all or substantially all" of a Minnesota corporation's assets may, in fact, lead to the conclusion that the spin-off requires such shareholder approval. The Automotive Services segment of the Company's business appears to be critical to the Company's operations, at least in its current form, is not in the ordinary course of business and clearly would affect the existence and purpose of the Company.

The staff rejected similar arguments in American Home Products Corporation (February 17, 1998) (proposal to "separate the company's contraceptive business from all non-contraceptive businesses", which contraceptives business represented less than 5% of net sales and assets and less than 10% of net earnings and would not require shareholder approval). There, American Home Products Corporation unsuccessfully argued that because the contraceptives business accounted for such a small segment of company's operations, earnings and profits and its separation from the other businesses would not require shareholder approval, the proposal to separate the business units concerned ordinary corporate matters.

A.3. Similarly, Thelen argues that because a spin-off is traditionally accomplished by a share dividend or distribution, such a decision is solely for the Company's Board of Directors. Assuming *arguendo* that only the board of directors must act to effect a spin-off, this would not diminish the extraordinary nature of the action. Indeed, many corporate actions do not require shareholder approval but cannot be considered "ordinary." For example, the decision to file a petition for bankruptcy or the decision to replace a management team are each transactions which do not require shareholder approval but can hardly be considered ordinary.

A.4 Thelen cites to Release No. 34-4950 (October 9, 1953) to argue that including this matter would serve to "relieve management" of including a proposal within the province of management is misplaced. Management (i.e., officers) cannot effect a spin-off. At the very least, board action is required. As indicated above, shareholder action may also be required given the significance of the automotive services segment to the Company. Even if shareholder action is not required, it would not reduce the extraordinary character of a spin-off, especially given the importance of the Automotive Services segment to the Company.

A.5. The no action letters cited by Thelen to support their proposition that the Proposal deals with conduct in the Company's ordinary business are inapposite. The Proposal does not relate to the hiring an investment banker to (i) consider general ways to increase shareholder value (NAACO Industries, Inc. March 29, 2000) or (ii) evaluate options for reorganization or divestment of a company's assets (The Reader's Digest Association, Inc. August 18, 1998) but rather seeks to implement a definitive extraordinary transaction. Both <u>NAACO</u> and <u>Reader's Digest</u> requested that the board hire investment banking firms to assess the company's value and not to undertake any specific extraordinary transaction. Thelen also cites Pinnacle West Capital Corporation (March 28, 1990), a no action letter that is over a decade old, in which the proposal sought to have the board of directors seek to separate the various businesses of the company – not necessarily in a spin-off, sale or other extraordinary transaction – to enhance shareholder value. Here, the Proposal seeks a specific extraordinary transaction and does not request that the board generically enhance shareholder value.

In fact, the no action letters that Thelen seeks to distinguish and which Thelen fails to cite are much more on point. The Proposal is almost identical to the proposal advanced in Guest Supply, Inc. (October 21, 1998) which requested that Guest Supply, Inc. "divide itself into two publicly held corporations by spinning off or otherwise initiating a public offering of the contract manufacturing division as soon as possible." Indeed, Guest Supply, Inc. did not even attempt to argue that such a transaction was "ordinary" but rather objected to the proposal because it was "set forth in mandatory, rather than precatory terms." Similarly, the Proposal seeks to spin-off the Company's Automotive Services segment, an extraordinary transaction.

In Student Loan Corporation (March 18, 1999) and Temple Inland Inc. (February 24, 2998), the proposals, which the Commission required the issuers to include, sought to have the board retain an investment banker to explore alternatives such as a sale, merger or premium tender offer share repurchase and to report to the shareholders. Such proposals dealt with specific extraordinary corporate transactions – a sale, merger or premium tender offer. Here, the Proponent seeks to spin-off a segment of the Company's business which produced a majority of the Company's revenues, earnings and net income.

The distinction between those proposals which are deemed "ordinary" (NAACO and Reader's Digest) and those that are deemed "extraordinary" (Student Loan Corporation and Temple Inland) lies in the nature of the transactions that the proposal seeks to effectuate or review. If a proposal does not specifically relate to an extraordinary transaction but rather seeks generic ways to increase shareholder value, such proposal deals with ordinary corporate business. However, where as here, a proposal specifically mentions and recommends an extraordinary transaction, such proposal relates to extraordinary corporate matters.

We note that the Thelen Letter fails to cite American Home Products Corporation (February 17, 1998) (proposal to separate the contraceptives business from the company's other lines of business), Stone & Webster, Incorporated (February 22, 1996) (proposal to take the necessary steps to sell, distribute or spin off the company's non-core businesses and real estate) and RJR Nabisco Holding Corp. (December 15, 1995) (proposal to separate the tobacco business from the company's other businesses), three no action letters which deal with proposals to separate a company's business through an extraordinary transaction. In all three of those letters, the staff concluded that the separation of a company's businesses related to a decision concerning extraordinary matters. In RJR Nabisco Holdings Corp., the staff specifically stated:

> "In the staff's view, the proposal is directed at the board undertaking steps that will lead to the separation of the Company's businesses. It appears, therefore, that the object of the proposal relates to a decision concerning extraordinary corporate transactions rather than to matters involving the operation of the Company's ordinary business."

**B. Allegations that the Proposal and Supporting Statement are False and Misleading**

B.1. The Proponent has called for the Company to "distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable." Thelen appears to assert that this is misleading because the Supporting Statement does not precisely identify the manner in which such distribution should be effected. In this regard, the Proponent defers to the Company's board of directors and advisors. The manner in which equity is distributed (e.g., dividend or distribution or new share issuance) is of a ministerial nature and the Proponent does not believe that the staff should require that his 500 words be used on such detail.

Further, the spin-off transaction is not inconsistent with language in the Supporting Statement to the effect that the board should consider an initial public offering of the business to be spun-off before the spin-off is effectuated. The Proponent is recommending a spin-off "as soon as practicable" not "as soon as possible" as Thelen asserts. This, in connection with the Supporting Statement, clearly suggests that the Board of Directors should consider practical steps to make the spin-off successful.

B.2. Thelen next attempts to claim that the proposal is "vague, indefinite and ambiguous." However, the Proposal is crystal clear -- it is calling for a spin-off of the Automotive Services segment of the Company's business as soon as practicable. Interestingly, Thelen had no difficulty determining what the Proposal is seeking when it argued that the Proposal could be excluded because it dealt with an ordinary corporate transaction. We think it is utterly disingenuous to characterize the Proposal as "vague, indefinite or ambiguous," especially when Thelen clearly understood its meaning in the first half of its letter.[1]

B.3. While the Company may be within its rights to omit the name, address and ownership information of the Proponent if it agrees to make such information available upon request, we believe that including reference only to the share ownership of the Proponent and not of Lafer is improper. Lafer has agreed to vote for and otherwise support the Proposal and may be deemed to be acting in concert as a "group" with the Proponent on this matter. In this regard, we note that we have been advised that Lafer and its principals have provided accounting and/or investment advice to the Bushnell family for more than thirty years. To give the Company's shareholders the impression that only the holder of 242 shares is supporting the Proposal (and not the holders, in the

[1] In American Home Products, the staff rejected a similar argument that a proposal to separate the contraceptives business from all non-contraceptives businesses was somehow ambiguous.

aggregate of 1,426,342 shares) represents an attempt by the Company to mislead its shareholders to believe that only a single holder of a small position supports the Proposal. Lafer is prepared to provide evidence of its ownership of the Company to the Company and the staff. The Proponent would not object to the exclusion of such information as to both the Proponent and Lafer if the Company agrees to provide such information as to both upon request.

B.4. The regulated utility business of the Company and the Automotive Service business are quite distinct and are so described in the 2001 10-K and in other public filings of the Company. It appears perfectly logical to conclude on the basis of the different natures and prospects of the businesses and for the reasons set forth in the Supporting Statement that they no longer have operating or strategic reasons for being together. The Thelen Letter does not advance any argument to the contrary. Although we believe the Company has every right to refute this argument in an opposition statement, we do not think it has a basis to eliminate the argument from the Supporting Statement.

B.5. This comment seems expressly designed to mislead the staff. The proposal calls for the spin-off of the "Automotive Services segment" of the Company's business, which is defined in the Supporting Statement as "ADESA." Neither the Proposal not the Supporting Statement suggests that this segment is limited to one corporate entity (ADESA Corporation), but instead refers to the entire Automotive Services segment of the Company. Detailing all of the subsidiaries in the segment seems neither necessary nor appropriate in a supporting statement that is intended to say, and does say, that the regulated utility business and automotive services should be separated. There simply is no ambiguity and to misconstrue a defined term to create ambiguity seems wholly inappropriate.

B.6. The Supporting Statement indicates that the Proponent's belief as to the value of a spin-off is based primarily upon the price/earnings multiple that could be afforded to the Automotive Services entity. The Proponent respectfully submits that, with a 500 word limitation, it is impossible to present an entire financial case as to why he believes the sum of the implied value of the two businesses will exceed the stock market value of the Company by 50%. The Proponent has advised us that he would be pleased to provide a fuller analysis if the staff permits additional words to be used. The Proponent's belief that the implied value of the separate parts of the Company greatly exceed the stock market value of the Company as a whole is central to his argument. It is the principal reason behind the Proposal and the Company should not be permitted to exclude it.

We note that Lafer previously prepared detailed valuation analyses that it shared with the Company, including at meetings with David Gartzke, the Company's chief executive officer. Again, if the 500 word limitation were eliminated, the Proponent would be prepared to include financial analyses in greater detail.

B.7. A separate Automotive Services company could, as a separate publicly-traded corporate entity, sell shares to generate cash or make acquisitions. The fact that the stock market has been volatile and the number of recent public offerings has been limited, by no means undercuts this point. Valuations for this purpose may change based on market factors, but to assert that a public corporation could not sell shares or use them as currency for acquisitions suggests that our entire market system has collapsed. We believe Thelen's argument is, in its own words, "conclusory."

In summary, we respectfully submit that the Proponent is entitled to include the Proposal and Supporting Statement in the Company's proxy statement under Rule 14a-8 and that none of the statements are false and/or misleading. Should the staff wish to discuss this matter or require any additional information, please contact the undersigned at 212-310-8220.

Very truly yours,



David E. Zeltner

cc: Mr. Alan C. Bushnell
Mr. Barry S. Lafer
Roger J. Reger, Jr., Esq.
Thomas P. Giblin, Jr., Esq.

**EXHIBIT A**

## PROPOSAL

"RESOLVED, it is hereby recommended that the Board of Directors of the Company distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable."

**EXHIBIT B**

## SUPPORTING STATEMENT

This proposal has been submitted by Alan C. Bushnell on behalf of himself, as the owner of 242 Allete shares, and on behalf of Lafer Equity Investors, L.P., a private investment partnership which has agreed to vote for and otherwise support his proposal and which, together with its affiliates, owns 1,426,100 Allete shares.

Allete is a company with two principal operating businesses -- automotive services ("ADESA") and a regulated utility ("Minnesota Power") -- that no longer have operating or strategic reasons for being under the same corporate umbrella. Allete, in our view, receives a discounted stock market value because it cannot be readily evaluated against industry peers. Moreover, we believe investors in growth companies (similar to ADESA) and investors in utility companies tend to avoid multi-industry business models. The most important consequence, in our view, is that Allete has not been rewarded with a share price that reflects the growth attributes of ADESA, which currently accounts for a majority of Allete's revenues, earnings and net income.

We believe that the sum of the implied values of the ADESA and Minnesota Power businesses exceeds Allete's current stock market valuation by at least 50%. This is principally because ADESA, as a result of its growth attributes, should receive a higher price/earnings multiple than a regulated utility. If ADESA and Minnesota Power were separated, analytical coverage for each company would be based on its industry peer group.

In addition to stock market valuation, we believe the separation of ADESA from Minnesota Power would create the proper platform for ADESA's future growth. ADESA would be able to (a) incentivize and reward its management based on its separate performance, (b) reinvest cash generated from its operations in new wholesale and salvage auction sites, (c) sell shares in an initial public offering to finance its growth and (d) use its separately traded shares as an attractive currency to make acquisitions. In this regard, we believe that an IPO of ADESA prior to a spin-off should be considered as a means of (i) establishing a public market value for ADESA, (ii) developing dedicated research analyst coverage for its automotive business and (iii) obtaining additional equity to finance ADESA's growth.

We believe Minnesota Power would also benefit from a separation. It, too, would be able to compensate management in view of its performance relative to its peer group. It would also be able to maintain a business plan, capital structure and dividend policy comparable to its utility peers under which its separate performance could be properly assessed by utility investors.

The separation of ADESA and Minnesota Power represents, in our view, a compelling opportunity to maximize shareholder value which should be implemented as soon as practicable.

**Thelen Reid & Priest LLP**
*Attorneys At Law*

875 Third Avenue
New York, NY 10022-6225

Tel. 212.603.2000
Fax 212.603.2001

www.thelenreid.com

Robert J. Reger, Jr.
212.603.2204 Direct Dial
212.829.2044 Direct Fax
rreger@thelenreid.com

February 28, 2003

**BY HAND DELIVERY**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal of Alan C. Bushnell**

Ladies and Gentlemen:

On behalf of our client, ALLETE, Inc. (the "Company"), we are writing in response to the letter from David E. Zeltner of Weil, Gotshal & Manges LLP ("Weil"), counsel to Alan C. Bushnell (the "Proponent"), to the Commission dated January 14, 2003 (the "Weil Letter") in response to my letter dated January 6, 2003 (the "No-Action Request") seeking to exclude the proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Proponent from the proxy materials for the Company's 2003 annual meeting of shareholders (the "2003 Proxy Materials"). The No-Action Request, including the Proposal and Supporting Statement which are attached as exhibits thereto, and the Weil Letter are attached hereto.

Although the Company continues to have reservations regarding the Proposal, after further consideration the Company has decided to withdraw its request that the staff (the "Staff") of the Division of Corporation Finance confirm that the Staff would not recommend enforcement action if the Proposal was omitted in its entirety from the 2003 Proxy Materials. However, we would like to reassert the Company's position that portions of the Supporting Statement are vague and misleading for the reasons set forth in both the No-Action Request and this letter and request that the Staff advise the Company that it will not recommend enforcement action if the portions of the Supporting Statement identified in section B of the No-Action Request are omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). In addition we would like to respond in this letter to certain assertions made in the Weil Letter that we believe are incorrect and should not be given credence by the Staff.

It is not our intention to respond to the Weil Letter on a point by point basis, as we believe that the No-Action Request speaks for itself. However, we wish to emphasize the points below. The numbered paragraphs below correspond to the numbered paragraphs in section B of the Weil Letter.

1. Despite Weil's arguments to the contrary, the Proposal when considered in conjunction with the Supporting Statement is vague and misleading. The Proposal recommends that the Board of Directors of the Company "distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable." In the fourth paragraph of the Supporting Statement, the Proponent first discusses conducting an initial public offering following a spin-off transaction and then discusses conducting an initial public offering followed by a spin-off transaction. Although Weil argues that "Thelen appears to assert that [the Proposal] is misleading because the Supporting Statement does not precisely identify the manner in which such distribution should be effected," we believe, rather, that the Supporting Statement is vague and misleading precisely because it identifies several alternatives. The Proponent's vague and conflicting discussions of how he believes an initial public offering should be utilized in the context of the Proposal only serves to create ambiguity and confusion. We believe that removal of the third sentence of the fourth paragraph would go a long way towards clarifying for the shareholders what the Proposal would entail. In fact, Weil's assertion that the Proponent's intention was to defer to the Board of Directors and advisors of the Company regarding this "ministerial" detail only supports our request for exclusion of this sentence from the Supporting Statement.

2. Weil attempts to characterize as disingenuous our assertion that the Proposal, when read together with the Supporting Statement, is too vague, indefinite and ambiguous to be properly considered by the shareholders because we had no difficulty in determining what the Proposal was. However, our assertion was that the Proposal would confuse the shareholders such that <u>they</u> would not be able to determine with certainty the action that the Proposal, if adopted, would require the Company to take. Clearly a law firm such as ours that regularly represents sophisticated corporate clients may be able to interpret the Proposal while unsophisticated investors may not.

3. We believe that it is proper for the Company to omit the name, address and ownership information regarding Lafer Equity Investors, L.P. ("Lafer") and its affiliates. We forcefully disagree with Weil's assertion that the Company is attempting to mislead its shareholders by requesting exclusion of Lafer as a Proponent. If Lafer in fact was responsible for submitting this Proposal "in concert" with the Proponent, it should have submitted the Proposal with the Proponent. We believe that if Lafer wishes to demonstrate its support of the Proposal, it is capable of doing so through the proxy process as any other shareholder can. Providing the name, address and ownership information with respect to Lafer Equity Investors, L.P. is not relevant to the substance of the Proposal regardless of the alleged voting agreement Lafer has with the Proponent.

4. We continue to believe that the blanket assertion by the Proponent that the Automotive Services and Energy Services segments of the Company "no longer have operating

or strategic reasons for being under the same corporate umbrella" is an unsubstantiated factual statement. Despite Weil's assertion that this factual statement is "perfectly logical," no evidence is advanced by the Proponent in the Supporting Statement to demonstrate the lack of operating or strategic reasons for these segments being under the same corporate umbrella. At a minimum, we believe that this statement should be properly characterized as the Proponent's opinion and the Supporting Statement should be revised to reflect this fact.

5. We vehemently oppose Weil's accusation that our comment was expressly designed to mislead the Staff. Even if Weil's assertion that the Proponent's use of "ADESA" was merely a definition used to mean the Automotive Services segment of the Company, the use of the term "ADESA" in that way would only serve to mislead the shareholders. ADESA Corporation is a well-known and important component of the Company's Automotive Services business and the use of the term "ADESA" as a definition in this manner will undoubtedly represent the corporate entity rather than the business segment, contrary to the Proponent's asserted intention. Furthermore, we see no reason to define the Automotive Services segment in the Supporting Statement when that term is used without definition in the Proposal itself.

6. Weil's response to our request that the Proponent's valuation be omitted is indicative of the dangers that Rule 14a-9 is intended to address: "[t]he Supporting Statement indicates that the Proponent's belief as to the value of a spin-off is based primarily upon the price/earnings multiple that <u>could be</u> afforded to the Automotive Services entity" (emphasis added). While the Proponent certainly is entitled to his belief that the Company is undervalued by the marketplace, we believe that the inclusion of a valuation number is false and misleading. While the Proponent has provided valuation studies to the Company, the Company has not passed upon the validity of such studies. We refer again to the guidance provided in Release No. 34-16833 (May 23, 1980) that valuation information in proxy materials is only appropriate "when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." The Proponent's request for additional words in order to provide additional financial information is clearly contrary to Rule 14a-8(d) which provides that "[t]he proposal, including any supporting statement, may not exceed 500 words." This valuation statement is not accompanied by any disclosure and the assertion that the Proponent does not have room to include such information because of the 500-word limit does not rectify the false and misleading nature of the valuation.

In conclusion, we request on behalf of the Company for the reasons set forth in both the No-Action Request and this letter that the Staff advise the Company that it will not recommend enforcement action if the portions of the Supporting Statement identified in section B of the No-Action Request are omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

Should the Staff disagree with the Company's position, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If you have any questions or require additional information, please contact me.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, six copies of this letter. We are also forwarding a copy of this letter to the Proponent. Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter.

Very truly yours,



Robert J. Reger, Jr.

cc: Philip R. Halverson, Esq.
Mr. Alan C. Bushnell
Mr. Barry S. Lafer
David E. Zeltner, Esq.

NY #518095 v6

WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE · NEW YORK, NY 10153-0119
(212) 310-8000
FAX: (212) 310-8007

DALLAS
HOUSTON
MENLO PARK (SILICON VALLEY)
MIAMI
WASHINGTON, D.C.

BRUSSELS
BUDAPEST
FRANKFURT
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PRAGUE
WARSAW

DAVID E. ZELTNER
DIRECT LINE (212) 310-8220
E-MAIL: david.zeltner@weil.com

March 6, 2003

**BY HAND**



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal of Alan C. Bushnell for ALLETE, Inc.**

Ladies and Gentlemen:

As counsel for Alan C. Bushnell (the "Proponent") and Lafer Equity Investors, L.P. and its affiliates ("Lafer"), we are writing in response to the supplemental letter from Roger J. Reger, Jr. of Thelen Reid & Priest LLP ("Thelen"), counsel to ALLETE, Inc. (the "Company"), to the Commission dated February 28, 2003 (the "Thelen February 28 Letter"). The Thelen February 28 Letter responds to our letter to the Commission dated January 14, 2003 (the "WGM January 14 Response Letter") and seeks to exclude portions of the supporting statement (the "Supporting Statement") to a proposal (the "Proposal") submitted by the Proponent to the Company pursuant to Rule 14a-8 for inclusion in the Company's proxy statement and proxy for the Company's 2003 annual meeting of shareholders.

Thelen initially submitted a letter (the "Thelen Initial Letter") to the Commission on January 6, 2003 pursuant to which the Company sought to exclude the Proposal and the Supporting Statement. Pursuant to the Thelen February 28 Letter, the Company has withdrawn its request that the Proposal itself be omitted.

We are enclosing herewith (i) a copy of the Thelen February 28 Letter, (ii) a copy of the WGM January 14 Response Letter, which attaches a copy of the Thelen Initial Letter on which we numbered Thelen's comments and (iii) a copy of the Proposal and Supporting Statement.

Pursuant to Rule 14a-8j, we hereby enclose five additional copies of this letter, the Thelen February 28 Letter, the WGM January 14 Response Letter and the Proposal and Supporting Statement. By copy of this letter, we are simultaneously informing the Company of our response.

At the outset, we note that we are gratified that the Company has withdrawn its request to exclude the Proposal. We believe the analysis and authority cited in Part A of the WGM January 14 Response Letter demonstrates that the Company, would, in any event, have no right to exclude the Proposal.

The numbered paragraphs below correspond to the numbered paragraphs in the Thelen February 28 Letter, which seeks to exclude portions of the Supporting Statement.

1-2. The Proponent has called for the Company to "distribute ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable." The Supporting Statement suggests that the Board of the Company consider an initial public offering of the automotive services segment prior to a spin-off as a means to (i) establish a public market value, (ii) develop analyst coverage for the new public entity and (iii) obtain equity to finance growth. We see this suggestion as by no means being inconsistent with the Proposal (initial public offerings are often conducted in connection with spin-offs) or creating any "ambiguity or confusion" as Thelen suggests. Moreover, the Proposal calls for the spin-off to be effected "as soon as practicable." The Proponent, by this suggestion, is simply asking the Board to consider practical steps to make the spin-off successful. However, the Proposal and supporting statement are clear as to what is being called for – a distribution of the ownership of the Automotive Services segment of the Company's business to the Company's shareholders through a spin-off transaction as soon as practicable. We also refer you to American Home Products (February 17, 1998), in which the staff rejected a similar argument that a proposal to separate the contraceptives business from all non-contraceptives businesses was somehow ambiguous.

3. We continue to believe that including reference only to the share ownership of the Proponent and not of Lafer is misleading and improper. As we stated in the WGM January 14 Response Letter, Lafer has agreed to vote for and otherwise support the Proposal and that Lafer and its principals have provided accounting and/or investment advice to the Bushnell family for more than thirty years. The Company's insistence on excluding information as to Lafer but not the Proponent only enforces our belief that the Company is seeking to give its shareholders the impression that only the holder of a small amount of shares is supporting the Proposal when in fact the holders of in the aggregate of 1,426,342 shares support the Proposal. We reiterate that the

Proponent would not object to the exclusion of information as to both the Proponent and Lafer if the Company agrees to provide such information as to both upon request.

4. Thelen asserts that the Proponent does not provide any evidence in the Supporting Statement "to demonstrate the lack of operating or strategic reasons for these segments being under the same corporate umbrella." Yet, Thelen fails to address the fact that the regulated utility business and the Automotive Service business are quite distinct and are so described in the Company's public filings. Moreover, the Supporting Statement clearly indicates that the different natures and prospects of the businesses, as well as the inability to measure the Company against a proper peer group, as reasons why the two different segments of the Company no longer have operating or strategic reasons for being together. As we stated in the WGM January 14 Response Letter, we believe the Company has every right to refute this argument in an opposition statement but we do not think it has a basis to eliminate the argument from the Supporting Statement. Our clients, however, do not object to characterizing the statement as being based on the Proponent's opinion.

5. Our clients believe that defining the "Automotive Services segment" of the Company's business as "ADESA" is clear and in no way creates any ambiguity. The Proponent, however, is willing to change the defined term to "Automotive Services".

6. Thelen states that the Proponent is entitled to his belief as to the valuation of the Company but objects to a numeric valuation. While the Proponent believes that the implied value of the ADESA [or Automotive Services] and Minnesota Power businesses "exceed Allete's current stock market valuations by at least 50%," the Proponent is willing to say instead, that the implied value of such businesses "greatly exceed Allete's current stock market valuation," without quantifying that excess. The Proponent's belief that the implied value of the separate parts of the Company greatly exceed the stock market value of the Company as a whole is central to his argument and the principal reason for the Proposal (which, of course, the Company remains free to refute in an opposition statement).

We reiterate that the Proponent would be prepared to provide an analysis that demonstrates a quantified increase in value if the Company would be willing to allow the Proponent to exceed the 500-word limitation. The Company knows full well that it would be impossible to present such an analysis within such 500-word limit.

In summary, we respectfully submit that the Proponent is entitled to include the Proposal and Supporting Statement (with the revisions described in this letter) in the Company's proxy statement under Rule 14a-8 and, as so revised, none of the statements are false and/or misleading. Should the staff wish to discuss this matter or require any additional information, please contact the undersigned at 212-310-8220.

Very truly yours,



David E. Zeltner

cc: Mr. Alan C. Bushnell
Mr. Barry S. Lafer
Roger J. Reger, Jr., Esq.
Thomas P. Giblin, Jr., Esq.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: ALLETE, Inc.
Incoming letter dated January 6, 2003

The proposal recommends that the board of directors "spin-off" ALLETE's Automotive Services segment as soon as practicable.

There appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "and on behalf . . ." and ends ". . . Allete shares"; and

- recast the phrase that begins "that no longer . . ." and ends ". . . corporate umbrella" as the proponent's opinion.

Accordingly, unless the proponent provides ALLETE with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if ALLETE omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jennifer Bowes
Attorney-Advisor